MAIN STREET TRUST, INC.

November 3, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4561

Washington, D.C.  20549-0408

Attention:  Ms. Kathleen Collins

RE:	Main Street Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Form 10-Q for the fiscal quarter ended March 31, 2005
File No. 000-30031

Dear Ms. Collins:

Main Street Trust, Inc. (the “Company”) has filed via EDGAR today its responses to the comments of the Staff contained in a letter, dated October 24, 2005, relating to the above-referenced filings.  Set forth below are the comments contained in the Staff’s letter and immediately below each comment is the response with respect thereto.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 3 – Investment in Debt and Equity Securities, page 46

1.                                      We note your response to prior comment number 1 which provides your consideration of SAB No. 59 in determining whether the unrealized losses in your investment in common stocks were other-than-temporary.  Please address the following additional comments with respect to your determination.

•                                          We note that you have supported your position that your unrealized losses in common stocks were temporary, in part, as you had the intent and ability to hold the common stock.  Clarify how you had the intent and ability to hold your common stocks at December 31, 2004 considering you sold certain holdings in the first quarter 2005 to raise cash to pay for the acquisition of Citizens First Financial Corporation.  In this respect, tell us how you considered paragraphs 10 through 18 of EITF 03-1 when determining that your unrealized losses were temporary as of December 31, 2004.

•                                          Considering some of your investments were in a loss position for several years, it appears that you are relying more on the ability and intent argument to support your conclusions that the investments were other than temporarily impaired.  Tell us how you evaluated these investments pursuant to the guidance in the Current Accounting and Disclosure Issues in the Division of Corporation Finance dated March 4, 2005 that can be found on our website at http://www.sec.gov/divisions/corpfin/acctdis030405.htm#P493_74580, which indicates that the ability to hold an equity security indefinitely would not, by itself, allow an investor to avoid an other-than-temporary impairment.

•                                          Tell us how you considered the length of time and extent to which the market value has been less than cost when determining that your unrealized losses were temporary as of December 31, 2002, 2003 and 2004 and March 31, 2005.  We refer you to section (a) of the Interpretive Response of SAB No. 59.  Also, for each of your investments, tell us how long they had been in a loss position at December 31, 2002.

•                                          Clarify whether you have determined that any of your unrealized continuous losses on your common stock investments were other-than-temporary during the aforementioned reporting periods.

The Company responds as follows:

The decision to sell certain holdings that were in a loss position in the first quarter of 2005 to raise cash to pay for the acquisition of Citizens First Financial Corporation was not made until March.  Up until that time, the equity portfolio continued to be managed as though it would not be liquidated, with dividends being reinvested and minor portfolio adjustments being made through late January 2005.  At the time these securities were sold, the Company had other sources of cash available, including but not limited to an available line of credit from a correspondent bank.

The Company does not use a bright line or rule of thumb test when evaluating other-than-temporary impairment.  The determination of whether a decline is other-than- temporary is based not only on the ability and intent to hold the investment, but also on the severity, materiality and duration of the decline in fair value of the investment as well as the prospect of a market price recovery within a reasonably acceptable period of time.  Length of time is one of the criteria used in determining if an investment should be classified as other-than-temporarily impaired.

The following investments in a loss position at December 31, 2002 had been a loss position since the date indicated:

Bristol Meyers Squibb	4th quarter, 2001
Compuware Corp	3rd quarter, 2001
Dana Corp	2nd quarter, 2002
Dupont	2nd quarter, 2000
Infocus	4th quarter, 2001
Johnson & Johnson	4th quarter, 2002
Merck	4th quarter, 2001
Motorola	3rd quarter, 2002
SBC	4th quarter, 2002
Solectron	1st quarter, 2001

The Company determined that any unrealized continuous losses on common stock investments were temporary as of December 31, 2002, 2003, and 2004 and March 31, 2005.

2.                                      We note from your response to prior comment number 2 that you have accounted for your investment in Champaign-Urbana Venture Fund, LLC using the equity method.  Your response indicates that your investment in this limited liability company is not subject to consolidation do to ‘control issues’.  With respect to your investment in this limited liability company, please explain how you evaluated FIN 46(R) in determining that your investment in Champaign-Urbana Venture Fund, LLC is not subject to consolidation according the provisions of this Interpretation.  As part of your response, please address the following.

•                                          Tell us how you evaluated paragraph 5 of FIN 46(R) in concluding whether the limited liability company is a variable interest entity under this Interpretation.  Please provide a complete analysis of this provision as it relates to your investment in the limited liability company and be as detailed as possible in your response.

•                                          If you have determined that your investment in the limited liability company is a variable interest entity, explain how you evaluated paragraph’s 14 and 15 of FIN 46(R) to determine the primary beneficiary.

•                                          Explain the distinction between the percentage of your membership and membership interest.  Clarify why control of the limited liability company is determined by membership percentage and not membership interest percentage.

•                                          Tell us the structure of the limited liability company.  In this respect, clarify all parties involved in this investment and the nature of your relationship with each party.  Please include a summary of your rights and obligations compared to those of the other investors in your response.

The Company responds as follows:

Paragraph 5 of FIN 46(R), Consolidation of Variable Interest Entities states that an entity shall be subject to consolidation if, by design, the conditions in a, b, or c exist:

a.               The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

This is clearly not the case.  The balance sheet of Champaign-Urbana Venture Fund, LLC (the “LLC”) has no debt as of either December 31, 2004 or March 31, 2005.  As of December 31, 2004 and March 31, 2005, the Company had no additional commitments to the LLC and investments of $1,253,000 and $1,252,000, recorded.

b.              As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

i.                                          The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity.

Pursuant to the Operating Agreement of the LLC, all members possess voting rights with respect to the operation of the entity.  For further discussion, please see the description below regarding the structure and voting rights of the LLC.

ii.                                       The obligation to absorb the expected losses of the entity.  The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

Pursuant to the Operating Agreement of the LLC, losses of the entity are allocated among the members.

iii.                                    The right to receive the expected returns of the entity.  The investors do not have the right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.

Pursuant to the Operating Agreement of the LLC, the returns of the entity are allocated among the members.

c.               The equity investors as a group also are considered to lack characteristic (b)(i) if (1) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (2) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. For purposes of applying this requirement, enterprises shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the entity and not only to its equity investment at risk.

Based on the structure of the LLC and upon further review of FIN 46(R), we may not meet this provision.  However, consolidating the entity would not have a material effect on the financial statements the Company has previously filed with the SEC.   Consolidation of the entity will be considered in the future should management determine that it would have a material effect on the financial statements.

Basic Structure of the LLC

The Operating Agreement of the LLC describes the distinction between “membership units” and “membership interests.” Each membership unit represents a member’s proportionate share of ownership in the LLC and carries with it the right to one (1) vote.  A membership interest, on the other hand, represents a member’s entire interest in the LLC, including the member’s “economic interest,” which is defined under the Operating Agreement to include the member’s share of the LLC’s net profits, net losses and distributions of assets, as applicable.

The LLC maintains two separate classes of “membership units” - Class A and Class B – both classes entitling the unit owner to one (1) vote per membership unit.  The membership units generally carry identical voting rights but require different capital contributions and possess different priorities relative to economic distributions and allocation of losses.  There are seven (7) Class A membership units and eleven (11) Class B membership units of the LLC.  As of December 31, 2004 and March 31, 2005, the Company owned one (1) Class A membership unit and one (1) Class B membership unit, representing approximately 11% of the combined membership units and therefore giving the Company the right to vote approximately 11% of the units.  The Company’s membership interest, which combines its ownership interest with its economic interest in profits, losses and distributions, represented approximately 73% of the membership interests at December 31, 2004 and March 31, 2005.

As we discussed in the Company’s August 31, 2005 response, significant corporate transactions of the LLC require at least majority member approval, and in some cases a greater percentage relative to Class A membership units.  Except for situations expressly requiring member approval in the Operating Agreement, the Manager of the LLC has “complete authority, power and discretion to manage and control the business, affairs and properties of the Company…”  Because the voting on and approval of significant corporate matters is based on membership units and not on membership interests, the Company does not believes that control of the LLC may be determined based on a particular member’s membership interest.

As discussed above, the classes of membership units generally carry identical voting rights but require different capital contributions and possess different priorities relative to economic distributions and loss allocations.  Within the classes of membership units, distributions are generally made on a pro rata basis.  The manager of the LLC (the “LLC Manager”) is generally vested with complete authority to manage and control the business, affairs and properties of the Company, although investment decisions of the LLC Manager are subject to approval by an investment committee.  The investment committee is comprised of Van Dukeman, President and Chief Executive Officer of the Company, and another member who is not affiliated with the Company.  The LLC Manager is an Illinois limited liability company owned solely by one of the members of the LLC who is not affiliated with the Company.  The LLC Manager is not a member of the LLC.  The Company is neither a member nor a manager of the LLC Manager. Other than a potential banking relationship that may be established in the Company’s ordinary course of business, the Company has no affiliation or relationship with the LLC Manager. Additionally, although the Company maintains ordinary banking relationships with some of the members and has, on occasion, used the legal services of certain members (for such matters as collection disputes, loan documentation, etc.), the Company does not have any other affiliation or relationship with the other members of the LLC.  With respect to the Company’s rights and obligations as a member of the LLC, its rights and obligations as a Class A Member and a Class B Member are identical to those of other Class A and Class B members, respectively.

Please do not hesitate to call me if you have any questions regarding this response.

Very truly yours,

/s/ Van A. Dukeman

Van A. Dukeman
Dated: November 3, 2005	President and Chief Executive Officer